Exhibit 99.2

PRESS RELEASE

Immatics Announces Second Quarter 2020

Financial Results and Business Update

•	Completed merger with ARYA Life Science Acquisition Corp. and subsequent NASDAQ listing with proceeds from the transaction totaling $253 million (€226 million1) in July 2020.

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At the closing of the transaction, cash and cash equivalents amounted to $322 million (€288 million1) enabling Immatics to fund operating expenses and capital expenditure requirements for at least 36 months.

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Expanded ACTengine® clinical programs into Europe with first patient treated with genetically engineered T cell product candidate IMA202 in August 2020; regulatory approval by Paul-Ehrlich-Institute to begin phase I clinical trial with product candidate IMA203 in Germany and to open additional clinical trial sites in the EU.

•	Expanded leadership team with appointment of Cedrik Britten as Chief Medical Officer and new appointments made to Immatics’ board of directors.

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Extended collaboration with The University of Texas Health Science Center at Houston (UTHealth) in August 2020 until end of 2024 to ensure continued clinical batch supply for all ongoing and upcoming Adoptive Cell Therapy (ACT) clinical trials in US and Europe.

Tuebingen, Germany and Houston, TX, September 3, 2020 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today reported financial results for the second quarter of 2020 and provided a corporate update.

“We have achieved a significant milestone as an organization in the last months with our successful listing on NASDAQ, securing the capital needed for Immatics to reach several critical inflection points in our mission to deliver the power of T cells to cancer patients,” said Harpreet Singh, Ph.D., CEO of Immatics. “The second quarter is notable for the expansion of our clinical ACTengine programs in Europe as well as for bringing forward our preclinical and partnered programs. We have strengthened our internal leadership and our board, all of which places us in a strong position to achieve our clinical and operational goals for 2020 and 2021.”

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Second Quarter 2020 and Subsequent Company Progress

Adoptive Cell Therapy Programs

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IMA201 – The phase I dose-escalating clinical trial, IMA201-101, is actively recruiting patients in the US. The trial is designed to evaluate safety, tolerability and initial signs of clinical efficacy of Immatics’ genetically engineered T cell ACTengine® product candidate, IMA201, that targets melanoma-associated antigen 4 or 8 (“MAGEA4/A8”).

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IMA202 – The phase I dose-escalating trial, IMA202-101, is actively recruiting patients in the US and Europe. Recently, the first patient was dosed in the European part of the trial which is evaluating safety, tolerability and initial signs of clinical efficacy of Immatics’ second ACTengine® product candidate, IMA202, that targets melanoma-associated antigen 1 (“MAGEA1”).

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IMA203 – The phase I dose-escalating clinical trial, IMA203-101, is actively recruiting patients in the US. Recently, Immatics has been granted regulatory approval by the German regulatory agency, Paul-Ehrlich-Institute to commence the European part of the trial. The clinical trial is evaluating safety, tolerability and initial signs of clinical efficacy of Immatics’ ACTengine® product candidate, IMA203, that targets preferentially expressed antigen in melanoma (“PRAME”).

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Additional clinical trial centers have been opened in the US and in Germany for all ongoing ACTengine® clinical studies and Immatics expects to provide a combined initial data readout on all three studies in Q1 2021.

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IMA204 – Immatics expects to submit the IND for its fourth ACT program, IMA204, in 2021. The clinical trial will investigate a T cell receptor (TCR) directed against the tumor stroma target, COL6A3, which is highly prevalent in the tumor microenvironment in a broad range of tumor tissues including lung, pancreas, esophagus, breast, ovary, colon and stomach cancer. Immatics expects to provide a data update from the pre-clinical studies in Q3 2020. Non-engineered (endogenous) COL6A3-targeting T cells were infused as part of Immatics’ IMA101-101 trial. Immatics expects to report updated clinical trial results from this trial in Q4 2020.

TCR Bispecifics Programs

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IMA401 – Significant progress has been made towards an IND for Immatics’ first TCR Bispecifics product candidate, IMA401. Preparatory activities for GMP development have been initiated. Based on favorable pharmacokinetics and pharmacodynamics data in vitro and in vivo, the IND submission is expected in 2021.

•	IMA402 – Lead candidate selection for the second TCR Bispecifics program, IMA402, is expected in 2020.

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Next Generation Adoptive Cell Therapies

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IMA301 – Immatics’ first ACTallo® therapeutic candidate, IMA301, is an allogeneic, off-the-shelf product candidate containing TCR-engineered gamma delta T cells. In in vitro preclinical studies, the T cells achieved large expansion rates and exhibited anti-tumor activity. A preclinical data update is expected to be presented in Q4 2020. IND-enabling studies are ongoing and Immatics expects to submit the IND in 2022.

•	IMA101 – Immatics intends to report updated clinical trial results for its multi-target cell therapy pilot clinical trial, IMA101-101, in Q4 2020.

•	Immatics continues to advance its next-generation ACT portfolio and manufacturing capabilities.

Business Update

COVID-19 Impact

•	Immatics continues to monitor the impact of the COVID-19 pandemic on operations in the US and in Germany.

•	Significant measures have been put in place to protect Immatics’ employees, GMP manufacturing, biomarker testing, supply chain, operations and the execution of clinical trials.

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Immatics continues to expand its clinical programs with additional clinical trial sites opening in the US and in Europe. Patient screening in Germany has been ramping above expectation. Immatics currently expects to remain on track to meet the enrollment timelines set in its ACTengine® clinical programs.

Corporate Development

Transaction and NASDAQ Listing Summary

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On March 17, Immatics entered into a definitive business combination agreement with ARYA Sciences Acquisition Corp. (NASDAQ: ARYA; “ARYA”), a special purpose acquisition company, sponsored by Perceptive Advisors. Under the terms of the agreement, the transaction was structured through Immatics B.V., a Dutch private limited liability company, which converted to Immatics N.V. in connection with the closing of the transaction. The transaction was completed on July 1 and Immatics N.V. commenced trading its shares on the NASDAQ under the symbol “IMTX” and its warrants under the symbol “IMTXW” on July 2. In connection with the agreement, Immatics N.V. raised an

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additional $104 million (€93 million1) in equity proceeds through a private placement of ordinary shares with existing shareholders of Immatics and ARYA, as well as additional institutional investors. Total proceeds from the transaction, including marketable securities held in a trust account by ARYA and the private placement, were $253 million (€226 million1). At the closing of the transaction, cash and cash equivalents amounted to $322 million (€288 million1) enabling Immatics to fund operating expenses and capital expenditure requirements for at least 36 months. The funds at closing of the transaction include funds of Immatics Biotechnologies GmbH, ARYA Sciences Acquisition Corp., equity proceeds through a private placement and transaction costs.

Management and Board of Directors Updates

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On June 1, Cedrik Britten, MD, joined Immatics as Chief Medical Officer (CMO). Dr. Britten previously served as Vice President and Head of Oncology Cell Therapy Research Unit at GlaxoSmithKline plc (LSE/NYSE: GSK). He brings to Immatics more than a decade of experience in clinical development. He will be responsible for the management and global development of Immatics’ clinical pipeline.

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In conjunction with the NASDAQ listing, Michael Atieh, Paul Carter, Heather Mason and Adam Stone joined Immatics’ board as new members. Christof Hettich, L.L.D. remains a board member and Peter Chambré continues to serve as the Chairman of the board.

Partnerships and Alliances

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On August 6, Immatics extended its strategic alliance with UTHealth. The continued collaboration will provide Immatics exclusive access to three cGMP suites enabling manufacturing and supply of its ACT products for current and upcoming phase I clinical trials in Germany and in the US for an additional four years.

•	Immatics remains fully committed to its partnered programs with Amgen, Genmab, BMS and GSK.

Second Quarter 2020 Financial Results

Cash Position: Cash and cash equivalents as of June 30, 2020 were €86.1 million ($96 million1). Following the transaction with ARYA, cash and cash equivalents were €288 million ($322 million1) based on net proceeds from the merger with ARYA and the PIPE financing.

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Revenue: Total revenue, consisting of revenue from collaboration agreements, was €6.9 million ($7.7 million1) for the three months ended June 30, 2020, compared to €5.4 million ($6.1 million1) for the three months ended June 30, 2019.

Research and Development Expenses: R&D expenses were €16.6 million ($18.5 million1) for the three months ended June 30, 2020, compared to €9.7 million ($10.9 million1) for the three months ended June 30, 2019.

General and Administrative Expenses: G&A expenses were €10.0 million ($11.3 million1) for the three months ended June 30, 2020, compared to €2.1 million ($2.4 million1) for the three months ended June 30, 2019.

Net Loss: Net loss was €21.3 million ($23.9 million1) for the three months ended June 30, 2020, compared to €6.7 million ($7.5 million1) for the three months ended June 30, 2019. The increase was mainly driven by one-time expenses incurred as a result of the conversion of the former share-based employee compensation program and is covered both in R&D and G&A expenses.

Shares Outstanding: 62,908,617 (as of July 2, 2020). Based on the outstanding shares, the net loss per share for the three months ended June 30, 2020 was €0.34 ($0.381).

Planned Investor and Analyst Activities

•	Immatics presenting at 10th Annual Goldman Sachs Biotech Symposium – September 11, 2020

•	Immatics presenting at Jefferies Cell Therapy Summit – October 5, 2020

•	Immatics presenting at Chardan Virtual Genetic Medicines Conference – October 6, 2020

•	Immatics presenting at Eigenkapitalforum – November 16, 2020, 4pm CET

•	Immatics presenting at Jefferies London Healthcare Conference – November 17-19, 2020

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

Full financial statements can be found in the current report on Form 6-K filed with the Securities and Exchange Commission (SEC) and published on the SEC website under https://www.sec.gov/.

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of June 30, 2020 (1 EUR = 1.1198 USD).

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

For Media Inquiries	Investor Relations Contact

Gretchen Schweitzer or Jacob Verghese, PhD	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646 378 2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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